UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

882491103

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. ITEM 1 OF THE AMENDED SCHEDULE 13D (AS DEFINED BELOW) IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

ITEM 1.	Security and Issuer.

  This statement amends the Schedule 13D, dated November 7, 2008 (the “Schedule 13D”), as amended by Amendment No. 1, dated January 21, 2009, Amendment No. 2, dated May 4, 2009, Amendment No. 3, dated May 15, 2009 and Amendment No. 4, dated June 29, 2009, filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership, Shamrock Activist Value Fund III, L.P., a Delaware limited partnership, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”) and Shamrock Partners Activist Value Fund, L.L.C. (“Shamrock Partners”), a Delaware limited liability company, and as further amended by Amendment No. 5, dated July 2, 2009, Amendment No. 6, dated July 13, 2009 and Amendment No. 7, dated July 21, 2009, filed by SAVF, Shamrock Activist Value Fund IV, L.P., a Delaware limited partnership (“SAVF IV,” and, together with SAVF, the “Shamrock Activist Value Fund”), Mr. Gold, Mr. Johnson, the General Partner and Shamrock Partners, with respect to the Common Stock, $1.00 par value per share (“Common Shares”), of Texas Industries, Inc., a Delaware corporation (the “Company”). SAVF, SAVF IV, Mr. Gold, Mr. Johnson, the General Partner and Shamrock Partners are collectively referred to herein as the “Reporting Persons.” Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to herein as the “Amended Schedule 13D.” Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Amended Schedule 13D.

2. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 4.	Purpose of Transaction.

  On August 3, 2009, representatives of the Shamrock Activist Value Fund met with Mel G. Brekhus, the current Chief Executive Officer of the Company, and Robert D. Rogers, the Chairman and former Chief Executive Officer of the Company. On August 4, 2009, SAVF sent the board of directors of the Company the following letter regarding the August 3, 2009 meeting:

The Board of Directors

of Texas Industries, Inc.

c/o Frederick G. Anderson,

    Vice President, General Counsel

    and Secretary

1341 West Mockingbird Lane, Suite 700W

Dallas, Texas 75247

Re: Meeting with Mel G. Brekhus and Robert D. Rogers

Gentlemen:

As you know, Shamrock Activist Value Fund, L.P. has submitted notice of its intent to nominate three highly qualified candidates for election to the Board of Directors of Texas Industries, Inc. (NYSE: TXI), and to bring three resolutions before the 2009 Annual Meeting of Shareholders of Texas Industries. I am writing to communicate directly to the Board regarding a meeting held at our offices on August 3, 2009 with Mel G. Brekhus, Chief Executive Officer, and Robert D. Rogers, the former Chief Executive Officer and current Chairman of the Board of Directors, of Texas Industries.

We hoped a meeting would allow for substantive discussions about our three director nominees, our concerns regarding Texas Industries’ poor record of performance versus its peers, and our ideas as to how to improve both management and director accountability. However, it quickly became apparent that Mr. Rogers had a different agenda. While we understand that the Board did not authorize Messrs. Brekhus and Rogers to meet with us, we thought it important that the Board directly learn of the meeting and its substance unfiltered by Mr. Rogers.

At the meeting, Mr. Rogers made it abundantly clear that he believes there is no place in the Texas Industries boardroom for the voices of its shareholders. This is an unfortunate paternalistic view toward shareholders. Mr. Rogers and his current Board behave as if only they know, and only they are capable of acting in, the best interests of the Company and its shareholders. This simply underscores Mr. Rogers’ misplaced belief that Texas Industries is his own personal fiefdom. It appears that Mr. Rogers fails to recognize that the shareholders own the Company, and that he and this Board are elected to serve only at the pleasure and in the interests of the shareholders. Perhaps this attitude is why the Company’s performance lags its peers, hundreds of millions of dollars of the Company’s funds have been “invested” in ill-timed capital expansion projects that have failed to generate any incremental profits, and there appears to be no credible plan to address these shortcomings.

In particular, Mr. Rogers summarily rejected our three director nominees. His dismissal was not based on their merits, but instead appeared rooted in Mr. Roger’s personal opinion that our three nominees are not sufficiently independent because they were nominated by a shareholder, and not by him and his fellow Board members.

Mr. Rogers’ seemingly imperious view of our nominees was underscored by his response to our suggestion that the Company’s Governance Committee interview our three director nominees. Mr. Rogers refused this request outright, and stated that there was no need for the members of the Governance Committee to meet our nominees to make their own judgments. This flat rejection is particularly alarming given that (a) we submitted our nominations and all required supporting information more than a month ago, as required by the Company’s advance notice bylaw provisions adopted earlier this year, and (b) the Governance Committee’s charter states that among that Committee’s responsibilities is to “consider and evaluate shareholder nominees for election to the Board.”

We believe most Texas Industries shareholders would agree with us, that Mr. Rogers has no interest in listening to shareholder views about the Company or its governance policies and practices. His refusal to engage in a substantive discussion of our three nominees and our three corporate governance proposals, and the apparent failure of this Board to take any meaningful steps to address shareholder concerns following the resounding 49% withhold vote in last year’s director elections, clearly reflects Mr. Rogers’ absolute disregard for the views of Texas Industries’ true owners, the shareholders.

We made it clear in yesterday’s meeting that our three nominees embrace their fiduciary duties and will act independently for the benefit of all Texas Industries shareholders. If elected, our nominees are committed to working collaboratively with their fellow directors to improve and restore shareholder value.

Notwithstanding these assurances, Mr. Rogers remained steadfast in his determination to stonewall us. He even suggested that all of the incumbent directors would isolate and seek to marginalize any of our nominees that are elected. Notwithstanding Mr. Rogers’ rhetoric, we hope that this Board understands its role as fiduciaries for the shareholders and will respect the will of the shareholders as expressed through their votes. We believe that Texas Industries shareholders expect and deserve as much from their Board.

Sincerely,

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
Dennis A. Johnson, CFA, Vice President

cc: Stanley P. Gold

3. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING:

ITEM 7.	Material to be Filed as Exhibits.

Document

—	Joint Filing Agreement, dated July 2, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 7 to Amendment No. 5 to the Schedule 13D relating to the Common Shares of the Company filed July 2, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

—	Power of Attorney, dated January 21, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D relating to the Common Shares of the Company filed January 21, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President